INVEST IN **ENVEL** 🚀

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🏦 Building the World's Smartest Banking Account



envel
Banking for a new Generation
Students Graduates Professionals
Download on the App Store
GET IT ON Google Play
Optimizing your money

envel.ai Boston MA

Software · Retail · Technology · Fin Tech · Banking

LEAD INVESTOR



Ian Michael Baxter Board Member

Having been involved in the Envel journey from the very beginning, I'm passionate about the mission, the product and truly impressed by the team that is building this AI-driven, truly innovative Banking Service for the next generation! With more than 33,000 thrilled customers to date (and great customer feedback), now is the time to accelerate growth. The track record of success is clear - and the feature and revenue roadmap for the future is truly exciting. I'm personally invested, and continuing to invest this round.

Invested $20,000 this round & $275,000 previously

Learn about Lead Investors

OVERVIEW | DETAILS | UPDATES 36 | WHAT PEOPLE SAY 549 | ASK A QUESTION 284

Highlights

1. 🧠 Autonomous Banking using AI to organize your money in real-time on Autopilot 🚀
2. 💰 Raised $8M from MIT Sandbox, Crowdfunding and Angels 🏫 Founded @ Harvard
3. 🚀 Almost 35,000 users and near top 100 app store ranking ahead of many top US neobanks
4. 🤓 Strong team of innovators from Harvard, MIT, KPMG, JP Morgan and Barclays
5. 💸 Serving 20 million college students, 46 million graduates and a new generation
6. 🚀 Exciting growth plans and features to disrupt and automate banking services
7. 💳 Envel Visa® Debit Card connects to up to 99 Envel FDIC insured accounts* with one swipe
8. 🤑 Coming soon, automated stock purchases and ability to buy, hold and sell BTC and ETH crypto in app

Our Team



Steve Le Roux Founder

Steve is a visionary, innovator and Fintech Entrepreneur with 2 exits and has been successful leading game changing innovation within Gov, Fintech, NGOs and FTSE 100. ProfGC (Harvard), Fintech

(Oxford SBS)

It has been the personal mission of our founder to build an autonomous digital bank that proactively helps the majority of people who don't have the time, skills or discipline to effectively manage their finances and improve their financial health.



Craig Bond Chairman

Former CEO of large international retail and business banks (Barclays Africa, Absa Bank and Standard Bank Africa) with over 30 years experience in Africa, Asia and the America's. B Com LLB H.Dip Tax (Wits) SEP (Harvard BS) Fintech (Oxford SBS).



Matthew Armandi Chief Financial Officer

Matt was the CFO of Predictit, one of only 2 exchanges allowed by the CFTC in the US offering binary options on political outcomes, when it launched in 2014 and oversaw its growth through 2018. Matt is a CPA and with a BS in Accounting and MIS.

SEE MORE

Envel Is Pushing The Envelope 🚀

Envel has **reinvented banking from the ground up**, specific to a new generation that want an experience that automates and helps them manage their money better.

We believe that the **consumer banking system hasn't** focused on improving its customers' financial health. Traditional banks often profit from getting you indebted and don't always offer you the freedom or advice to help organize and manage your money in a way that helps you.

Envel has engineered **Autonomous banking with Autopilot** to organize your money automatically for you with little effort powered by our patent-pending AI, to help users by **automating budgets, savings and investments** and using fun prompts to avoid bad purchases. All built upon an powerful system so you can organize your money in up to 99 FDIC insured Envel accounts* we call **Envelopes**, which you can create in seconds.

Founded at	Pre Seed Funding by	Incubator	Member of
HARVARD UNIVERSITY	MIT Sandbox Innovation Fund Program	DCU FinTech	MIT CSAIL ALLIANCES


Envel 3.0
Copy link
envel
Envelopes Total
$3,650.00
Add Money
Send
Transfer
Request
Spending
$2,045.66
The Envel experience
Watch on YouTube

🧬 An experience like no other

- Users start off with Five secure banking accounts called envelopes; **Cash, Emergency, Bills, Subscriptions** and **Vault**

- **Link your other banks** or connect to **your company payroll** system
- Switch on Autopilot to **automate budgeting and saving**
- **Automated stocks**, crypto transfer and trading coming
- **Quickly create** up to 99 FDIC insured banking and financial goal **accounts**
- Instantly create **shared accounts** and do instant peer to peer money transfers
- **Customize** the look and feel and levels of humor you want
- **Apple Pay** and **Google Pay** payments functionality in app


Your money on Autopilot
Splits your deposits to budget for you and provides spending guidance.
envel
Banking for Graduates
Organize money better
It only takes 2 seconds to open a new account

📧 Organize your money into envelopes

Traditional banks don't offer flexibility and generally offer only one or two core bank accounts. Envel offers you total flexibility with the ability to instantly open **up to 99** FDIC insured accounts,* which we call Envelopes, so you can squirrel funds away into multiple accounts and name them whatever you like, even with an emoji 🤑. We have Apple Pay and Google Pay for each account/envelope


Organize Money Better
Books $95.00
Summer trip $200.0
Uber rides
Summer job
Credit card $108.00
Groceries $125.00
Clothes $95.00
envel Owner
DEBIT VISA
Fire orange fluorescent card
Multiple FDIC insured accounts

***FDIC insurance is through nbkc bank, Member FDIC**

🤯 Financial health

So how are America's newest adults handling their finances and how does Envel help take the stress out of their money management?

Key findings

- **Money anxiety:** More than 2 in 5 Gen Zers (41%) feel anxious about their finances, and 3 in 10 (30%) feel self-conscious about them.
- **Spending regrets:** Close to three-quarters of Gen Zers (72%) feel regret about their personal spending at least sometimes. More than half who ever feel regret about their spending have felt this about food related spending, including dining out (54%), on-the-go food/beverage purchases (54%) and food delivery (52%).
- **Parental support:** Close to half of Gen Zers (46%) say their parent, guardian or another family member pays for their housing costs. More than 2 in 5 (42%) say the same about health insurance.
- **Financial misconceptions:** More than a quarter of Gen Zers don't think young adults need to worry about building credit (26%) or investing for retirement (28%).

(1) Nerd Wallet, Erin El Issa, March 4, 2020



envel
CITY INFORMATION
envel
Banking for Professionals
Banking for students

🚀 Envel's rapid growth



User growth graph
Referral Campaign testing in October, November and December saw great user acquisition at customer acquisition costs below $15.
Envel will continue to modify its referral campaigns to attract more valuable users with.
Envel has spent less than $550,000 in marketing in 2021 and yet has seen significant user growth.
18,470
25,692
26,453
31,416
32,578
Oct 2021
Nov 2021
Dec 2021
Jan 2022
Feb 2022



32,864
Users
$20.1M
Deposits since launch
209,488
Envelopes (bank accounts)
3,346
User goals
2.91M
Transactions
$64.26M
Goal targets
$647,359
AI powered savings
12:37
Back
Finance
Top Charts
109 Envel - Banking on Autopilot
119 Revolut
127 Ally Mobile: Bank & Invest
133 M1: Commission-free investing
149 Wise (ex TransferWise)
170 BankMobile App
184 Qapital: Find Money Happiness
200 Marcus: Save, Borrow, Invest
OPEN
Please Read Disclosures at End Before Investing

🧠 Investing on Autopilot

Over 55% of Americans want to invest but aren't taking the first simple step to grow their wealth by saving properly and investing.

Launching soon, we're utilizing our automation and robo advisor license to buy stocks for you automatically from your favorite brands, without the hassle!


Fractional Investments!
Get stock from your favorite companies every time you complete a purchase.
Hey Steve
My portfolio
$20.75
You spent $7.59 at Starbucks
Starbucks

Cryptocurrency envelopes

The ability to:

- Buy, hold and sell crypto currencies like Bitcoin and Ethereum
- Instant transfers of funds within the US and overseas using USDC crypto stable coin
- The ability to offer a Crypto Currency card for purchases and more in partnership with Mastercard


Cryptocurrency envelopes
Buy, hold & sell!
Stable Coin instant payments
mastercard
start path
You bought
10 USDC
From Emergency
Pending Withdraw
2 USDC
Start with Crypto
Crypto Envelope
USDC
8 USDC

💳 One Envel Visa® debit card linked to any envelope

Use **Cardlink™** to switch your Envel Visa® Debit Card between any of your Envelopes through a simple swipe in a second just before you purchase, whether Starbucks® coffee from your **Coffee Envelope** or HarrisTeeters groceries from **Groceries Envelope** or Pizza from your **Take Out Envelope**.


Link your Envel debit card to any Envelope
Cardlink
Swipe and link your card to another envelope
Spending
$610.00

🧠 Autopilot takes the thinking out of budgeting

Tired of running out of money before the month ends? Tired of using budgeting Apps or trying to manage your money in spreadsheets, but overspending anyway because your money is all in one bank account? We understand, we've all been there and that's why we have built Envel, to automate all those things that most people don't have the time or desire to do.

Envel's artificial intelligence learns to understand your needs and goals and creates a personalized budget to guide your daily, weekly or monthly spending. It splits your income into four Autonomous Envelopes and keeps money aside for your goals. We call this Autopilot, the Envel magic!


Your money on Autopilot
Splits your deposits to budget for you and provides spending guidance.
You just got paid $1,000!
Guilt free cash $400
Bills $300
Emergency $100
Vault $200

If you enable **Autopilot**, we'll provide you with a **guilt-free spending** limit for your Cash Envelope linked to your **Envel Visa® Debit card***: this is your income minus all your monthly bills and expenditure.


Spending modes & guidance
Autopilot
Turn on Autopilot
We've stored all your previous data.
Optimizing your money
Autopilot Settings

❤️ Banking is boring, so we made it fun

Typical banks confuse you with technical products and confusing language, we really want to avoid this. Our objective is to keep our services, our user experience and all our communication fun, clear and easy to understand.


Color modes & app themes
envel
App Theme
Set by System
Ultra Dark
Dark
Light
Color Theme

Some of us also need a little encouragement to develop good habits, because for most people managing money is not fun. Therefore, you can choose how you want to be encouraged or prompted by selecting one of our unique humor or savings settings.


Humor settings
ENVEL
Now
You just got paid $2,500!
The best day of the month! Enjoy it!
ENVEL
Now
You just got paid $2,500!
Try and keep them in there this month, will you?

🔒 We have protected our unique IP

From our inception we have been working closely with MIT and leading patent experts to ensure we protect our unique IP, the 'Envel Magic' that makes our autonomous banking possible. We've filed patent-pending under the invention **"System and Method for Autonomous, Intelligent, and Tunable Compartmentalization of Monetary Transactions"**. We will continue to disrupt and innovate traditional banking and payments to make banking better and we will continue to protect and patent our unique IP!

💰 There is a huge untapped market opportunity

People need help managing their finances and by using Artificial intelligence, Behavioral Science and patented technologies, we believe Envel can play a very positive role in helping tens of millions of people to improve their financial fitness and achieve their dreams. **Envel is committed to a journey of ongoing innovation and disruption** in an industry that desperately needs change and simplification.


envel
20 million students
46 million people
with student loans

👊 Envel product development roadmap

We don't want to give all our secrets away just yet, but we can confirm that we have an exciting roadmap of new products and innovative features, some of which are already designed and built, which we will test with users and the Envel community and which we plan to roll out over the next year.

Unless you're wealthy, most banks have failed to give you what you need to help you manage and grow your money in a way that makes it easy and stress free. We decided to look at all the traditional bank processes and areas of friction and literally break the bank to rebuild it so that it will be much better.

The next year for Envel is all about :

- **Continue listening to our user community** and delivering features they want and need
- Go live with our unique **automated transactional top up/stock** purchase feature

- Go live with a number of **super fast payments** tools - ACH is just too slow and many other services are just too expensive - blockchain offers the key to solving this!
- Go live with a **unique crypto instant funds transfer product** and allow users to easily buy, trade, hold or sell selected crypto, simply and safely
- Go live with a series of **student loan features** including automated applications for student subsidies, automated lower cost refinancing options and automated application for bursaries and scholarships
- Go live with a number of **automated insurance** products like travel, cell phone and laptop insurance
- Release our **credit builder/ money management score** in app and progress Envel credit card and ethical loans projects
- Introduce the Envel **carbon offset feature**, as we all look to address global warming together



Product roadmap
PHASE 1
Automated Stock Purchasing
Digital Issuance
Envel Premium
PHASE 2
Automated Stock Purchasing
Envel Student Loans
Joint Accounts
MAR 22
APR 22
MAY 22
JUN 22
JUL 22
AUG 22
SEPT 22
OCT 22
NOV 22
DEC 22
JAN 23
Envelope Overflow Protection
Real Time Deposits
Crypto in app trading
VIP Referrals Program with Milestones
PHASE 3
Automated Stock Purchasing
Insurance
products indicate revenue generating products

🙏 So why invest in Envel?

- Fintechs and neo-banks have less than 10% market share of US consumer banking, a huge opportunity for Envel!
- Our core focus is to build innovative solutions for a new generation of digitally savvy users, with the explicit aim of using automation to enable them to build a path to financial freedom!
- We understand the pressures and challenges this new generation faces and we want to help them develop good money management habits and begin automating their savings and investments.
- We have a dynamic and talented team of purpose driven designers, engineers, data scientists, bankers and innovators who have built our unique patent pending technology platform and who are all committed to helping tens of millions of people to manage their money better!
- We have four unique building blocks at Envel, a highly engaged user community, great partnerships, a fixation with delivering a great user experience and our unique patent pending AI technology.



Why invest in Envel?
envel
Envel is a bank with a heart



👊 Become an Envel owner and help us revolutionize banking

Invest over $500 today and join our movement to reinvent banking and receive a special **limited edition Envel "Owner" debit card***


envel
Owner
DEBIT
VISA

Invest a minimum of $500 in Envel and once you've downloaded the Envel app and successfully opened an Envel account, you'll be issued our standard Envel debit card.*

(You can apply if you're a US citizen over 18 years old and have a valid US SSN)

*** Envel is a financial technology company. Banking Services provided by nbkc bank, Member FDIC. The Envel Visa® Debit Card is issued by nbkc bank pursuant to a license from Visa U.S.A. Inc. and may be used everywhere Visa debit cards are accepted worldwide.**

Q & A

What does your company do?

Envel is a financial technology company. We believe Envel is one of the world's first Fintech's to focus entirely on building autonomous banking, where we do all the heavy lifting for you to manage your money and help you save and invest, so that you can relax and enjoy your life! Envel is a digital banking application that partners with nbkc bank, member FDIC to hold your funds safe and secure.

Where do you want to be in 5 years?

Our objective is to improve the financial health of over tens of millions of people so that we can help them achieve their financial goals and dreams. We hope to attract a large market share of the student, young graduate/Gen Z and Millennial market and gather a significant share of the under banked in the US and select markets around the world. These projections cannot be guaranteed, but the Envel team is on a mission to succeed!.

Why did you choose this idea? Why do you care?

It has been the personal mission of our founder to build an autonomous digital bank that proactively helps the majority of people who don't have the time, skills or discipline to effectively manage their finances and improve their financial health.

How was Envel founded?

The idea was conceptualized under the project name "Fluid-Bank" while the founders were studying at Harvard in 2016. Steve Le Roux and Diederik Meeuwis presented their solution to Professors and fellow Harvard students about how they wanted to reinvent banking from the ground up and automate much of it to assist users. Steve was then invited to join the MIT Innovation Sandbox lab where he received funding and decided to turn this dream into a reality, and in 2018 he officially founded the company as Envel, short for "Envelopes", in Boston, Massachusetts. Since then, Steve has built a team of dedicated innovators who are all driven by the common goal of revolutionizing the banking industry in the US and beyond and developing Artificial Intelligence-powered banking to improve the financial health of a new generation of consumers.

What institutional ties do you have to Harvard and MIT?

Aside from being founded at Harvard, we have several Harvard Alumni and world-renowned Academics on our Management team and Board of Directors. We have close links with Harvard and MIT including being the title sponsors of HackHarvard2019, a globally recognized student-run hackathon and title sponsors for the MIT Fintech Conference 2020. Our founder, Steve le Roux is a regular presenter at both Harvard Business School and Harvard College, inspiring many students to apply for internship positions with Envel.

How is Envel making money?

Most of Envel's revenue comes from interchange fees, interest income and expedited and added value services. Interchange fees are fees that vendors or stores pay when they accept payments via credit or debit cards. So, when users use their debit cards to make payments or purchases, Envel will earn revenue but there is no charge that is passed on to our users. Interest income will be earned by Envel from pooling all of the deposits and splitting the revenue earned with our banking partner. Envel will also be introducing a number of opt-in products and services that will offer expedited or added value services to the user, which Envel will charge for. In some cases, these additional services may be bundled together to offer a premium service for which Envel will charge its customers a monthly subscription fee.

How is Envel going to attract users?

Our customer acquisition will be driven through user referrals, partnerships and delivering a unique, fun, easy to use App and range of services which users enjoy and which ultimately goes viral through user referrals.. Most people are not happy with their current banking options and the statistics in the US regarding people who cannot properly save money and are caught in a debt trap are alarming. There is also a large segment of the US market that is being underserved and once Envel rolls out its full set of features and services we

believe our customer numbers will grow well beyond our initial student and young graduate focus and this growth will largely be organic. Our growth will largely come from students and a new digital savvy generation who have a strong willingness to adopt new technology and have shown an ability to organically grow a product through personal referrals and social media. We will use traditional social media advertising channels and have a strong social media presence, but the other aspect of our go to market strategy is to continue establishing partnerships that service the under-banked segments in the US. This will include partnering with universities, large customer organizations, trade groups, associations, and local businesses.

Who competes with you?

A number of Fintechs and new digital Banks in the US and internationally compete with Envel. We admire many of the disruptive innovations that they have developed to improve the user experience, reduce the cost, improve the speed of payments and deliver better banking, payments and wealth management solutions. Envel differs from these competitors in that it is uniquely set up to solve the budgeting, money management, savings and wealth creation challenges faced by most people using artificial intelligence, behavioral science and its unique approach to user experience and design. Our philosophy is to partner with competitors and service providers that have developed truly exceptional customer solutions and not reinvent the wheel. We have already integrated several of these innovations from Plaid,Pinwheel, Apple, Google and others Into our App – watch this space for other exciting partnerships! Uniquely, our Management team, Board and early investors have all been carefully selected to provide the skills, experience, capital and purpose driven passion needed to build the world's smartest bank account and to help our users improve their financial health.

Are you charging users any fees?

Users can download the Envel app, get a debit card, open up to 99 different accounts, switch on autopilot, transact and transfer funds in and out of Envel at no cost, with no monthly fees and no minimum balance.

No surprises and we offer instant and free money transfers between Envel users. Our user community determines what features we add to our services and our objective is to reduce friction, reduce anxiety and reduce cost to help users achieve their financial goals and dreams! Our philosophy is to provide free basic banking and payments and only charge for added value, opt in services like our stock purchase, crypto, insurance services and international/FX charges levied on us when using our services outside of the US - in most cases users will not see any fees for their daily banking.

What has to go right for Envel to succeed?

Envel must successfully launch a number of innovative products and features already planned for the next 12 months, some of which have already been designed and developed and some of which are currently in user testing. Early trials indicate that some of these services may well be our 'secret sauce' to growing our user base. However, to be the banking revolution that Envel aspires to be, we must continue to listen to user feedback, understand the market and competition, react and execute projects quickly, partner cleverly and continue to push the envelope (excuse the pun!) on what is possible to speed up, reduce cost and friction in banking in the United States and around the world.

When will I get my unique Envel "Owner" Visa Debit Card?

After investing over $500 and successfully opening an Envel account via our app, you'll be issued our standard dayglo orange debit card. Once the WeFunder.com/envel funding round has closed, we'll ship your unique 'Envel Owner' card to you, free of charge.